SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number:

NOTIFICATION OF LATE FILING

☒ Form 10-K                                           ☐ Form 11-K                                           ☐ Form 20-F                                           ☐ Form 10-Q
☐ Form N-SAR

For Period Ended: May 31, 2007

☐ Transition Report on Form 10-K                                                                                     ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                                                                                     ☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________
________________________________________________________________________

PART I
REGISTRANT INFORMATION
Tradeshow Marketing Co Ltd
Former name if applicable
Address of principal executive office   4550 East Cactus Rd, Suite 220
City, state and zip code                                                                   Phoenix Arizona, 85032-7702

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒
(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-KSB for the relevant fiscal year has imposed time constraints that have rendered timely filing of the Form 10-KSB impracticable without undue hardship and expense to the registrant.  The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Peggie-Ann Kirk	604	269-3626
(Name)	(Area Code)	(Telephone Number)

                                                       ☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        ☐  Yes    ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Tradeshow Marketing Company Limited
Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

The Tradeshow Marketing Company Limited

Dated: August 29,2007	By:	/s/ Peggie-Ann Kirk
Peggie-Ann Kirk
Chief Financial Officer